EMI

RECEIVED

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

Attn: Filing Desk - Stop 1-4

By Airmail

7th August, 2007.

07025960

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 6th August 2007, I enclose one copy of each of the following items that the Company has issued to the Regulatory News Service:

(a) an announcement, dated 19th July 2007, confirming that ABN AMRO Bank N.V London Branch has increased its voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 18th July 2007, held 72,212,027 shares, being 8.90% of the shares in issue;
(b) an announcement, dated 19th July 2007, confirming that Bear, Stearns International Trading Ltd has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 17th July 2007, held 25,227,049 shares, being 3.11% of the shares in issue;
(c) an announcement, dated 20th July 2007, confirming that Deutsche Bank AG and its subsidiaries have increased their voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 17th July 2007, held 43,110,386 shares, being 5.31% of the shares in issue;
(d) an announcement, dated 20th July 2007, confirming that The Capital Group Companies, Inc. has decreased its voting rights such that, as at 18th July 2007, it no longer has a notifiable interest in EMI Group plc Ordinary Shares of 14p each;
(e) an announcement, dated 23rd July 2007, confirming that the Credit Suisse companies have increased their voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 18th July 2007, held 82,214,317 shares, being 10.14% of the shares in issue;
(f) an announcement, dated 23rd July 2007, confirming that ABN AMRO Bank N.V London Branch has increased its voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 19th July 2007, held 82,762,027 shares, being 10.2% of the shares in issue;
(g) an announcement, dated 23rd July 2007, confirming that Deutsche Bank AG and its subsidiaries have increased their voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 19th July 2007, held 48,744,396 shares, being 6.01% of the shares in issue;
(h) an announcement, dated 23rd July 2007, confirming that UBS AG has increased its voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 18th July 2007, held 116,662,802 shares, being 14.38% of the shares in issue; and,
(i) an announcement, dated 24th July 2007, confirming that ABN AMRO Bank N.V London Branch has increased its voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 23rd July 2007, held 89,672,027 shares, being 11.06% of the shares in issue.

Yours faithfully,

PROCESSED
AUG 16 2007
THOMSON FINANCIAL

C. L. CHRISTIAN
Deputy Secretary

Encs.

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	12:02 19-Jul-07
Number	PRNUK-1907

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	ABN AMRO Bank N.V London Branch
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	18-07-2007
6. Date on which issuer notified:	19-07-2007
7. Threshold(s) that is/are crossed or reached:	3.0%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect

GB0000444736	52,693,333	52,693,333	72,212,027	72,212,027	n/a	8.90	n/a

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
n/a	n/a	n/a	n/a	n/a

Total (A+B)

Number of voting rights	% of voting rights
72,212,027	8.90%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Kirit Devshi

15. Contact telephone number: 020-7678-1904

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

Ref: 82-373

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	12:03 19-Jul-07
Number	PRNUK-1907

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Bear, Stearns International Trading Ltd
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	17-07-2007
6. Date on which issuer notified:	18-07-2007
7. Threshold(s) that is/are crossed or reached:	Over 3%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction		
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of voting rights

	Direct		Direct	Indirect	Direct	Indirect
GB0000444736	21,727,049	21,727,049	25,227,049	25,227,049	n/a	3.11%	n/a

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
n/a	n/a	n/a	n/a	n/a

Total (A+B)

Number of voting rights	% of voting rights
25,227,049	3.11%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Lee Mart

15. Contact telephone number: 020-7516-5860

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	10:43 20-Jul-07
Number	PRNUK-2007

TR-1 NOTIFICATIONOF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Deutsche Bank AG
4. Full name of shareholder(s) (if different from 3.):	Deutsche Bank Trust Company Americas Deutsche Asset Management Investment GmbH Deutsche Asset Management (Japan) Ltd Deutsche Investment Management Americas Inc DWS Investment S.A., Luxembourg TilneyGroup Ltd
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	17-07-2007
6. Date on which issuer notified:	19-07-2007
7. Threshold(s) that is/are crossed or reached:	Aggregate Direct & Indirect 5%

Direct 3%

8. Notified details: See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB0000444736	15,211,208	15,211,208	24,809,368	24,809,368	351,018	3.06	0.04

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Call Option	09-2007	-	13,950,000	1.72
Call Option	09-2007 OTC	-	4,000,000	0.49

Total (A+B)

Number of voting rights	% of voting rights
43,110,386	5.31%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: David Lindsay
Andrew Anderson

15. Contact telephone number: 020-7545-8533
020-7545-8532

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	10:51 20-Jul-07
Number	PRNUK-2007

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): Compliance with Transparency Directive	n/a

3. Full name of person(s) subject to the notification obligation:	Capital Group International, Inc.
4. Full name of shareholder(s) (if different from 3.):	Capital Guardian Trust Company Capital International Limited Capital International S.A. Capital International, Inc.
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	18-07-2007
6. Date on which issuer notified:	19-07-2007
7. Threshold(s) that is/are crossed or reached:	3%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction					
	Number of Shares	Number of Voting Rights	Number of shares		Number of voting rights		% of vot rights	
			Direct	Indirect	Direct	Indirect	Direct	Ind
GB0000444736	30,260,441	30,260,441	n/a	16,924,600	n/a	16,924,600	n/a	2.

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
16,924,600	2.0868%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Gina Martinez

15. Contact telephone number: 001-213-615-0469

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	12:05 23-Jul-07
Number	PRNUK-2307

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Ltd
4. Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Ltd Credit Suisse International
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	18-07-2007
6. Date on which issuer notified:	20-07-2007
7. Threshold(s) that is/are crossed or reached:	10%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	Resulting situation after the triggerin transaction

	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voti[ng] rights	
			Direct	Direct	Indirect	Direct	Indi[rect]
ORD-GB0000444736	54,640,958	54,640,958	71,439,363	71,439,363	n/a	8.81	
ADR-US2686942051	1,377,954	1,377,954	1,377,954	1,377,954	n/a	0.17	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Option	21-09-2007	-	4,250,000	0.52
Option	21-09-2007	-	1,000,000	0.12
Option	21-09-2007	-	147,000	0.0181
Option	21-09-2007	-	4,000,000	0.49

Total (A+B)

82,214,317 10.14%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Ltd and Credit Suisse International are part of the Investment Banking division of Credit Suisse ('CSIBD'), which is part of the Credit Suisse Group ('CSG'). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: William Dawson

15. Contact telephone number: 020-7888-5416

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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Regulatory Announcement

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	12:06 23-Jul-07
Number	PRNUK-2307

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	ABN AMRO Bank N.V London Branch
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	19-07-2007
6. Date on which issuer notified:	20-07-2007
7. Threshold(s) that is/are crossed or reached:	10.0%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect

GB0000444736	72,212,027	72,212,027	82,762,027	82,762,027	n/a	10.20%	n/a

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
n/a	n/a	n/a	n/a	n/a

Total (A+B)

Number of voting rights	% of voting rights
82,762,027	10.20%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Kirit Devshi

15. Contact telephone number: 020-7678-1904

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	16:48 23-Jul-07
Number	PRNUK-2307

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Deutsche Bank AG
4. Full name of shareholder(s) (if different from 3.):	Deutsche Bank Trust Company Americas Deutsche Asset Management Investment GmbH Deutsche Asset Management (Japan) Ltd Deutsche Investment Management Americas Inc DWS Investment S.A., Luxembourg TilneyGroup Ltd
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	19-07-2007
6. Date on which issuer notified:	23-07-2007
7. Threshold(s) that is/are crossed or reached:	Aggregate Direct & Indirect 6%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB0000444736	24,809,368	25,160,386	29,443,378	29,443,378	351,018	3.63	0.04

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Call Option	09-2007	-	14,950,000	1.85
Call Option	09-2007 OTC	-	4,000,000	0.49

Total (A+B)

Number of voting rights	% of voting rights
48,744,396	6.01%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A Ref. 82-373

13. Additional information: N/A

14. Contact name: David Lindsay
Andrew Anderson

15. Contact telephone number: 020-7545-8533
020-7545-8532

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	16:58 23-Jul-07
Number	PRNUK-2307

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	UBS Investment Bank
4. Full name of shareholder(s) (if different from 3.):	UBS AG London Branch
5. Date of the transaction (and date on which the threshold is crossed or reached, if different):	18-07-2007
6. Date on which issuer notified:	20-07-2007
7. Threshold(s) that is/are crossed or reached:	14.38%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction		
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of voti: rights

			Direct	Indirect	Direct	Indi
GB0000444736	109,347,681	109,347,681	116,662,802	101,252,802	n/a	12.48

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Option	21-09-2007	n/a	1,000,000	0.12
Option	21-09-2007	n/a	2,000,000	0.25
Option	21-09-2007	n/a	1,000,000	0.12
Option	21-09-2007	n/a	4,010,000	0.49
Option	21-09-2007	n/a	2,400,000	0.30
Option	21-09-2007	n/a	5,000,000	0.62

Total (A+B)

Number of voting rights	% of voting rights
116,662,802	14.38%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

UBS AG London Branch - 16,662,802 - 14.38%

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Susan Steyn

Director, UBS AG

15. Contact telephone number: 020-7567-6116

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	13:44 24-Jul-07
Number	PRNUK-2407

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	ABN AMRO Bank N.V London Branch
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	23-07-2007
6. Date on which issuer notified:	24-07-2007
7. Threshold(s) that is/are crossed or reached:	10.0%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect

GB0000444736	82,762,027	82,762,027	89,672,027	89,672,027	n/a	11.06%	n/a

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
n/a	n/a	n/a	n/a	n/a

Total (A+B)

Number of voting rights	% of voting rights
89,672,027	11.06%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Kirit Devshi

15. Contact telephone number: 020-7678-1904

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

6th August, 2007.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

SUPPL

EMI Group plc - Ref. No: 82-373

Further to our filing of 2nd July 2007, I enclose one copy of each of the following items that the Company has issued to the Regulatory News Service:

(a) under Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), an announcement, dated 3rd July 2007, confirming the relevant securities (within the meaning of the City Code) in issue as at the close of business on 28th June 2007;

(b) an announcement, dated 11th July 2007, confirming that Deutsche Bank AG and its subsidiaries have increased their voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 9th July 2007, held 33,161,208 shares, being 4.09% of the shares in issue;

(c) under Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), an announcement, dated 11th July 2007, confirming the relevant securities (within the meaning of the City Code) in issue as at the close of business on 11th July 2007;

(d) an announcement, dated 16th July 2007, confirming that UBS AG has decreased its voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 11th July 2007, held 109,347,681 shares, being 13.50% of the shares in issue;

(e) under Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), an announcement, dated 16th July 2007, confirming the relevant securities (within the meaning of the City Code) in issue as at the close of business on 16th July 2007;

(f) under Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), an announcement, dated 17th July 2007, confirming the relevant securities (within the meaning of the City Code) in issue as at the close of business on 17th July 2007;

(g) a News Release, dated 18th July 2007, made following an announcement earlier in the day by Warner Music Group Corp. that it did not intend to make an offer for the EMI Group plc and encouraging the Company's shareholders to accept Terra Firma's Offer for the Company as soon as possible;

(h) a News Release, dated 18th July 2007, made following an announcement earlier in the day by Jim Fifield that he did not intend to make an offer for the EMI Group plc and encouraging the Company's shareholders to accept Terra Firma's Offer for the Company as soon as possible; and,

(i) an announcement, dated 18th July 2007, confirming that the Credit Suisse companies have increased their voting rights in EMI Group plc Ordinary Shares of 14p each and, as at 16th July 2007, held 65,415,912 shares, being 8.06% of the shares in issue.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Encs.

EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/124

Regulatory News Service

3rd July, 2007.

EMI GROUP PLC
Rule 2.10 Announcement – Relevant Securities in Issue

EMI Group plc announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), that, at the close of business on 28th June 2007, it had the following relevant securities (within the meaning of the City Code) in issue:

- 811,023,460 Ordinary Shares of 14 pence each under ISIN code GB0000444736; and,

- 243,342 guaranteed convertible bonds due 2010 issued by EMI Group Finance (Jersey) Limited, a subsidiary of EMI Group plc, in an aggregate amount of US$243,342,000 under ISIN code XS0176780517.

Enquiries:

EMI GROUP PLC

Amanda Conroy	Corporate Communications	+44-(0)20-7795-7529
Pippa Strong	Investor Relations	+44-(0)20-7795-7681

Regulatory Announcement

Go to market news section

Free annual report

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	14:09 11-Jul-07
Number	PRNUK-1107

TR-1 NOTIFICATIONOF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Deutsche Bank AG
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	09-07-2007
6. Date on which issuer notified:	10-07-2007
7. Threshold(s) that is/are crossed or reached:	4%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect

GB0000444736	7,837,537	7,837,537	15,211,208	15,211,208	n/a	1.88	n/a

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Call Option	09-2007	-	13,950,000	1.72
Call Option	09-2007 OTC	-	4,000,000	0.49

Total (A+B)

Number of voting rights	% of voting rights
33,161,208	4.09%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: David Lindsay
Andrew Anderson

15. Contact telephone number: 020-7545-8533
020-7545-8532

C. L. Christian

Deputy Secretary
EMI Group plc
020-7795-7317

Ref: 82-373

END

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EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/126

Regulatory News Service 11th July, 2007.

EMI GROUP PLC

Rule 2.10 Announcement – Relevant Securities in Issue

EMI Group plc announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), that, at the close of business on 11th July 2007, it had the following relevant securities (within the meaning of the City Code) in issue:

- 811,039,326 Ordinary Shares of 14 pence each under ISIN code GB0000444736; and,
- 243,342 guaranteed convertible bonds due 2010 issued by EMI Group Finance (Jersey) Limited, a subsidiary of EMI Group plc, in an aggregate amount of US$243,342,000 under ISIN code XS0176780517.

Enquiries:

EMI GROUP PLC

Amanda Conroy	Corporate Communications	+44-(0)20-7795-7529
Pippa Strong	Investor Relations	+44-(0)20-7795-7681

Regulatory Announcement

Go to market news section

Free annual report

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	15:46 16-Jul-07
Number	PRNUK-1607

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	UBS Investment Bank
4. Full name of shareholder(s) (if different from 3.):	UBS AG London Branch
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	11-07-2007
6. Date on which issuer notified:	13-07-2007
7. Threshold(s) that is/are crossed or reached:	13.50%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction		
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of vot rights

	Direct	Direct	Indirect	Direct	Ind
GB0000444736 116,095,400 116,095,400	109,347,681	92,494,198	16,853,483	11.42	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Option	21-09-2007	n/a	1,000,000	0.12
Option	21-09-2007	n/a	2,000,000	0.25
Option	21-09-2007	n/a	1,000,000	0.12
Option	21-09-2007	n/a	2,510,000	0.31
Option	21-09-2007	n/a	2,400,000	0.30
Option	21-09-2007	n/a	5,000,000	0.62
Convertible Bond (XS0176780517)	02-10-2010	n/a	1,647,223	0.20
Convertible Bond (XS0176780517)	02-10-2010	n/a	1,296,260	0.16

Total (A+B)

Number of voting rights	% of voting rights
109,347,681	13.50%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

UBS AG London Branch - 109,347,681 - 13.50%

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Susan Steyn

Director

UBS AG

15. Contact telephone number: 020-7567-6116

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

Close

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/128

Regulatory News Service

16th July, 2007.

EMI GROUP PLC
Rule 2.10 Announcement – Relevant Securities in Issue

EMI Group plc announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), that, at the close of business on 16th July 2007, it had the following relevant securities (within the meaning of the City Code) in issue:

- 811,081,326 Ordinary Shares of 14 pence each under ISIN code GB0000444736; and,
- 243,342 guaranteed convertible bonds due 2010 issued by EMI Group Finance (Jersey) Limited, a subsidiary of EMI Group plc, in an aggregate amount of US$243,342,000 under ISIN code XS0176780517.

Enquiries:

EMI GROUP PLC

Amanda Conroy	Corporate Communications	+44-(0)20-7795-7529
Pippa Strong	Investor Relations	+44-(0)20-7795-7681

EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/129

Regulatory News Service

17th July, 2007.

EMI GROUP PLC
Rule 2.10 Announcement – Relevant Securities in Issue

EMI Group plc announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), that, at the close of business on 17th July 2007, it had the following relevant securities (within the meaning of the City Code) in issue:

- 811,110,576 Ordinary Shares of 14 pence each under ISIN code GB0000444736; and,

- 243,342 guaranteed convertible bonds due 2010 issued by EMI Group Finance (Jersey) Limited, a subsidiary of EMI Group plc, in an aggregate amount of US$243,342,000 under ISIN code XS0176780517.

Enquiries:

EMI GROUP PLC

Amanda Conroy	Corporate Communications	+44-(0)20-7795-7529
Pippa Strong	Investor Relations	+44-(0)20-7795-7681

Ref: 82-373

EMI

News Release

FOR IMMEDIATE RELEASE

ER 07/130

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM CANADA OR ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

18 July 2007

EMI Group plc statement

EMI Shareholders encouraged to accept Terra Firma Offer as soon as possible

EMI Group plc ("EMI" or the "Company") notes the announcement made earlier today by Warner Music Group Corp. that it does not intend to make an offer for EMI.

The Board of Directors of EMI, which has been so advised by Greenhill, continues to consider the terms of the Offer made by Maltby Limited, a company formed at the direction of Terra Firma, to be fair and reasonable. In providing advice to the Board of Directors of EMI, Greenhill has taken into account the commercial assessments of the Directors of EMI.

Accordingly, the Board of Directors of EMI continues to recommend unanimously that EMI Shareholders accept the Offer, as the Directors have already done in respect of their own beneficial holdings of 1,086,832 EMI Shares, representing approximately 0.13 per cent. of the existing issued ordinary share capital of EMI.

EMI Shareholders are encouraged to accept the Offer as soon as possible and no later than 1.00 p.m. (London time) on the closing date of 19 July 2007.

For EMI Shares in certificated form, to accept the Offer, Forms of Acceptance not yet returned should be completed, signed and returned in accordance with the instructions set out in the Offer Document and on the Form of Acceptance, so as to be received by Lloyds TSB Registrars at Princess House, 1 Suffolk Lane, London EC4R 0AX as soon as possible and, in any event, no later than 1.00 p.m. (London time) on 19 July 2007.

For EMI Shares held in uncertificated form, an Electronic Acceptance should be made in accordance with the instructions set out in the Offer Document, as soon as possible so that settlement takes place no later than 1.00 p.m. (London time) on 19 July 2007.

Full details of how to accept the Offer in respect of certificated and uncertificated EMI Shares are set out in the Offer Document and, in the case only of certificated EMI Shares, the accompanying Form of Acceptance.

Enquiries

EMI Group plc

Amanda Conroy	Corporate Communications	+44 20 7795 7529
Pippa Strong	Investor Relations	+44 20 7795 7681

Brunswick Group LLP

Patrick Handley		+44 20 7404 5959

Save where defined in this announcement, terms defined in the Offer Document posted to EMI Shareholders by Maltby on 30 May 2007 (the "Offer Document") have the same meaning in this announcement.

The Directors of EMI accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Greenhill, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for EMI and for no-one else in connection with the Offer and will not be responsible to anyone other than EMI for providing the protections afforded to clients of Greenhill or for giving advice in relation to the Offer.

This announcement is not intended to and does not constitute, or form part of, an offer to sell or invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Offer or otherwise, nor will there be any purchase or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law or regulation. The Offer is being made solely by Maltby through the Offer Document and, in the case of certificated EMI Shares, the Form of Acceptance accompanying the Offer Document, which contain the full terms and conditions of the Offer, including details of how to accept the Offer. Any acceptance or other response to the Offer should be made only on the basis of the information in such documents.

The availability of the Offer to persons who are not resident in the United Kingdom or the United States may be affected by the laws of the relevant jurisdictions. Persons who are not so resident should inform themselves about, and observe, any applicable requirements. Further details in relation to Overseas Shareholders are contained in the Offer Document.

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom and the United States may be restricted by law and/or regulation and therefore any persons who are subject to the laws and regulations of any jurisdiction other than the United Kingdom and the United States should inform themselves about, and observe, any applicable requirements. Any failure to comply with the applicable requirements may constitute a violation of the laws and/or regulations of any such jurisdiction. This announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and/or regulations of jurisdictions outside the UK.

Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Offer Document and/or any other related document to any jurisdiction outside the United Kingdom and the United States should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

Ref: 82-373

EMI

News Release

FOR IMMEDIATE RELEASE

ER 07/131

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM CANADA OR ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

18 July 2007

EMI Group plc statement

EMI Shareholders encouraged to accept Terra Firma Offer as soon as possible

EMI Group plc ("EMI" or the "Company") notes the announcement made earlier today by Mr Jim Fifield that he does not intend to make an offer for EMI.

The announcement by Mr Fifield suggested that his withdrawal was as a result of the timetable constraint imposed by the Panel, namely that he had to clarify his position by 12 noon on 19 July.

The Board of EMI has serious doubts about that suggestion and the credibility of any possible offer.

- The current offer period in relation to EMI began on 20 February 2007.
- On 4 May EMI confirmed it had received a number of indications of interest.
- Subsequently several potential bidders participated in a due diligence process which commenced in early May and lasted several weeks.
- Mr Fifield did not participate in such process nor did he or his financiers seek to participate.
- At no stage has Mr Fifield made any proposal regarding a possible offer for EMI.
- Until 17 July 2007, Mr Fifield has not made any contact with EMI since the announcement of Mr Fifield's interest on 25 May 2007.
- The Panel ruling on 17 July is consistent with Rule 19.3 of the City Code on Takeovers and Mergers and the Panel's historical practice, as any potential bidder and its advisers should be aware.

Accordingly, the Board of Directors of EMI, which has been so advised by Greenhill, continues to consider the terms of the Offer made by Maltby Limited, a company formed at the direction of Terra Firma, to be fair and reasonable. In providing advice to the Board of Directors of EMI, Greenhill has taken into account the commercial assessments of the Directors of EMI.

The Board of Directors of EMI continues to recommend unanimously that EMI Shareholders accept the Offer, as the Directors have already done in respect of their own beneficial holdings of 1,086,832 EMI Shares, representing approximately 0.13 per cent. of the existing issued ordinary share capital of EMI.

EMI Shareholders are encouraged to accept the Offer as soon as possible and no later than 1.00 p.m. (London time) on the closing date of 19 July 2007.

For EMI Shares in certificated form, to accept the Offer, Forms of Acceptance not yet returned should be completed, signed and returned in accordance with the instructions set out in the Offer Document and on the Form of Acceptance, so as to be received by Lloyds TSB Registrars at Princess House, 1 Suffolk Lane, London EC4R 0AX as soon as possible and, in any event, no later than 1.00 p.m. (London time) on 19 July 2007.

For EMI Shares held in uncertificated form, an Electronic Acceptance should be made in accordance with the instructions set out in the Offer Document, as soon as possible so that settlement takes place no later than 1.00 p.m. (London time) on 19 July 2007.

Full details of how to accept the Offer in respect of certificated and uncertificated EMI Shares are set out in the Offer Document and, in the case only of certificated EMI Shares, the accompanying Form of Acceptance.

Enquiries

EMI Group plc

Amanda Conroy	Corporate Communications	+44 20 7795 7529
Pippa Strong	Investor Relations	+44 20 7795 7681

Brunswick Group LLP

Patrick Handley		+44 20 7404 5959

Save where defined in this announcement, terms defined in the Offer Document posted to EMI Shareholders by Maltby on 30 May 2007 (the "Offer Document") have the same meaning in this announcement.

The Directors of EMI accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Greenhill, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for EMI and for no-one else in connection with the Offer and will not be responsible to anyone other than EMI for providing the protections afforded to clients of Greenhill or for giving advice in relation to the Offer.

This announcement is not intended to and does not constitute, or form part of, an offer to sell or invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Offer or otherwise, nor will there be any purchase or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law or regulation. The Offer is being made solely by Maltby through the Offer Document and, in the case of certificated EMI Shares, the Form of Acceptance accompanying the Offer Document, which contain the full terms and conditions of the Offer, including details of how to accept the Offer. Any acceptance or other response to the Offer should be made only on the basis of the information in such documents.

The availability of the Offer to persons who are not resident in the United Kingdom or the United States may be affected by the laws of the relevant jurisdictions. Persons who are not so resident should inform themselves about, and observe, any applicable requirements. Further details in relation to Overseas Shareholders are contained in the Offer Document.

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom and the United States may be restricted by law and/or regulation and therefore any persons who are subject to the laws and regulations of any jurisdiction other than the United Kingdom and the United States should inform themselves about, and observe, any applicable requirements. Any failure to comply with the applicable requirements may constitute a violation of the laws and/or regulations of any such jurisdiction. This announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and/or regulations of jurisdictions outside the UK.

Any person (including, without limitation, any custodian, nominee and trustee) who would, or otherwise intends to, or who may have a contractual or legal obligation to, forward this announcement and/or the Offer Document and/or any other related document to any jurisdiction outside the United Kingdom and the United States should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction.

Regulatory Announcement

Go to market news section

Free annual report

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	17:21 18-Jul-07
Number	PRNUK-1807

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Ltd
4. Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Ltd Credit Suisse International
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	16-07-2007
6. Date on which issuer notified:	18-07-2007
7. Threshold(s) that is/are crossed or reached:	8%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction	Resulting situation after the triggerin transaction

	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voti rights	
			Direct	Direct	Indirect	Direct	Indi
ORD-GB0000444736	72,161,970	72,161,970	54,640,958	54,640,958	n/a	6.74	
ADR-US2686942051	1,377,954	1,377,954	1,377,954	1,377,954	n/a	0.17	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Option	21-09-2007	-	4,250,000	0.52
Option	21-09-2007	-	1,000,000	0.12
Option	21-09-2007	-	147,000	0.018
Option	21-09-2007	-	4,000,000	0.49

Total (A+B)

65,415,912 8.06%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Ltd and Credit Suisse International are part of the Investment Banking division of Credit Suisse ('CSIBD'), which is part of the Credit Suisse Group ('CSG'). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: William Dawson

Ref: 82-373

15. Contact telephone number: 020-7888-5416

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

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END